FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	New organizational structure

Press Release

Creates three Divisions, in charge of all fixed and mobile assets in Spain, rest of Europe and Latin America, respectively

TELEFÓNICA IS IMPLEMENTING A REGIONAL AND INTEGRATED MANAGEMENT MODEL TO PURSUE ITS CUSTOMER-ORIENTED APPROACH AND TAKE FULL ADVANTAGE OF SCALE

  Chairman Cesar Alierta has acted on the announcements made during the Investors’ Conference and General Shareholders’ Meeting in regard to affording the Company a more flexible and dynamic structure to strengthen its leadership and increase its competitive advantage in the sector.

Madrid, 26 July 2006.- The Board of Directors of Telefónica S.A., in an ordinary meeting today, has approved plans to adapt the Company's management structure to a new regional and integrated management model, as outlined by the Chairman at the last Investors’ Conference and at the recent General Shareholders’ Meeting.

Both events served as a backdrop for the presentation of the new Telefónica, a stronger and more flexible company which, in the wake of the changes in recent years and consolidation of its acquisitions in Latin America and Europe, is now in a privileged position to strengthen its leadership and take advantage of the opportunities in the sector and its competitive edge over rivals.

From this position of strength, as evidenced by excellent financial and business results, its significant presence in Europe and leadership in Spain and Latin America, the Company is now implementing a new management model aimed at securing further growth in revenues and profitability, taking full advantage of scale and diversity and managing the convergence process between fixed and mobile telephony based on an integrated business view that is clearly geared to customers.

The new organisational model is pivotal upon the strengthening of the Coordination, Business Development and Synergies Division, headed by Julio Linares, and a regional integrated business division to underpin customer relations. The various markets in which Telefónica operates now each have their own pace of growth and degrees of competition. Accordingly, after the return of Telefónica Móviles to Telefónica, the Company’s Chairman has decided to implement an integral market approach and designate sole managers for both the fixed and mobile businesses, to define strategies in line with regional conditions and to pursue further growth in revenues and profitability in each geographical area.

The purpose of Coordination, Business Development and Synergies Division which is,

in charge of Strategy, Budget and Control, Commercial, Infrastructure and IT Systems, Real Estate, Logistics, Purchases and Human Resources, is to ensure the integrated operation of Telefónica as a single company, very much geared to customers.

This view has led to the creation of three Regional Business Units: Telefónica Spain, Telefónica Europe and Telefónica Latin America) in charge of the integrated business, i.e. both fixed and mobile assets. The Divisions will be managed as follows:

Antonio Viana-Baptista has been appointed General Manager of Telefónica España and will spearhead both fixed and mobile telephony businesses in Spain. The CEOs of Telefónica de España (Guillermo Ansaldo) and Telefónica Móviles España (Belén Amatriaín) will report to him.

José María Álvarez-Pallete has been appointed General Manager of Telefónica Latinoamérica and he will spearhead all of Telefónica Internacional’s current businesses and all mobile operations pertaining to Telefónica in Latin America, which will remain under the operating management of COO Luis Miguel Gilpérez.

Peter Erskine, appointed General Manager of Telefónica O2 Europa, will continue to head the Rest of Europe Division, including O2’s operations in the UK, Germany and Ireland, as well as the assets in the Czech Republic .

The Coordination, Business Development and Synergies Division, as well as all three Regional Divisions and the Finance and Corporate Development Division, which is headed by Santiago Fernández Valbuena, will report to the Company’s Chairman and its Managers will sit alongside the Chairman on Telefónica’s Executive Committee.

For corporate support operations, the Board has approved the creation of the Technical Secretariat for the Chairman’s Office to be headed by Luis Abril. This new Technical Secretariat will take charge of the areas of Corporate Communications and Institutional Relations as well as Fundación Telefónica, and will report to the Chairman. The Legal and Board Secretariat, headed by Ramiro Sánchez de Lerín, will be in charge of Legal Services, also reporting to the Chairman, and the same applies to the General Internal Auditing Division, under Calixto Ríos.

Lastly, the hitherto Chairman of Telefónica de España, Luis Lada, will realign his contractual position with the Company, from executive level to strategic consultancy to the Chairman and Executive Committee. Lada, an expert in the field who knows the market inside out, as well as being a member of Spain’s Royal Academy of Engineering, will remain on the Supervisory Board of Telefónica O2 Czech Republic and he will also join the Board of Telefónica Internacional and the Advisory Board of Telefónica R&D. In this new relationship with the Company, Lada will continue to contribute his expertise and put forward his criteria in matters of strategy, convergence, integration and global market trends.

TELEFÓNICA, S.A. ORGANISATIONAL STRUCTURE

Telefónica, S.A.
Executive Chairman
César Alierta
Legal and Board Secretariat
Ramiro Sánchez de Lerín
Technical Secretariat to the Chairman's Office
Luis Abril
Internal Auditing
Calixto Ríos
Coordination, Business Development and Synergies
Julio Linares*
Finance and Corporate Development
Santiago Fernández Valbuena*
Telefónica España
Antonio Viana-Baptista*
Telefónica O2 Europa
Peter Erskine*
Telefónica Latinoamérica
José Mª Álvarez Pallete*

* **Members of the Executive Committee**

Para más información / For further information Dirección de Comunicación Corporativa Press Office Gran Vía, 28 - 3« Planta 28013 - MADRID	Tel: +34 91 584 09 20 Fax: +34 91 532 71 18 e-mail: prensa@telefonica.es http://www.telefonica.es/saladeprensa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 26th , 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors